Exhibit 99.3

ATA CREATIVITY GLOBAL

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 18, 2020 at 2 p.m, local time, or at any adjournment thereof. The annual general meeting will be held at Marco Polo 2804, The Venetian Macao Resort Hotel, Estrada da Baía de N. Senhora da Esperanca, s/n, Taipa, Macau.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time at least 2 hours before the annual general meeting, any adjourned meeting or before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares on the record date, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Amy Tung, CFO, ATA Creativity Global (the “Company”) at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, People’s Republic of China, if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 5, 2020 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of October 31, 2020, 62,701,002 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 23,685,284 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. The chairman of the annual general meeting will demand a poll and therefore any resolution put to the vote of the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card.

Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS B DIRECTORS

According to Article 87 of our Third Amended and Restated Articles of Association, our board of directors is divided into three classes, namely class A directors, class B directors, and class C directors. At the upcoming general meeting, the class B directors shall retire from office and be eligible for re-election. As a result, Andrew Yan and Jun Zhang, our class B directors, are subject to retirement and re-election at this meeting. We now hereby nominate Andrew Yan and Jun Zhang for re-election as class B directors at the 2020 annual general meeting. If re-elected, Andrew Yan and Jun Zhang will hold office for a three-year term and until their respective successors are elected, or until their disqualification in accordance with our Third Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Andrew Yan and Jun Zhang. The board has no reason to believe that Andrew Yan and Jun Zhang will be unable or unwilling to serve as directors if elected. In the event that Andrew Yan and Jun Zhang should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominees as management may propose.

The following table sets forth certain information of Andrew Yan and Jun Zhang, including age as of December 18, 2020, the principal position currently held and biography:

Name	Age	Position

Andrew Yan	63	Director
Jun Zhang	48	President and Director

Andrew Yan is a director of ATA Creativity Global, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited; a non-executive director of Guodian Technology & Environment Group Corporation Limited; an independent director of BlueFocus Communication Group, TCL Corporation and 360 Finance, Inc.; and a director of Smart Home Co., Ltd, Shanghai Welltech Automation Co., Ltd and Shenzhen Appotronics Corporation Ltd.. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Jun Zhang is the president and a director of ATA Creativity Global. Prior to joining us, Mr. Zhang was the founder and president of Beijing Huanqiuyimeng Education Consultation Corp.. With over 20 years of experience in art and creativity education, Mr. Zhang is recognized as an expert in the art and creativity education industry in China. He is a pioneer in the industrialization of international art and creativity education in China and has been active in the fields of both art and vocational training as an educator in China. He has served as the head of the graduate animation program at the Central Academy of Fine Arts’ School of City Design and as the director of the digital simulation graduate program at the Beijing Institute of Technology’s School of Design and Arts. Mr. Zhang received a bachelor’s degree in arts education from Qufu Normal University.

Andrew Yan and Jun Zhang will be elected as class B directors by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR AND AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF THE INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG Huazhen LLP be re-appointed as our independent auditor for the fiscal year ending December 31, 2020. KPMG Huazhen LLP has served as our independent auditor since 2015.

Under our Third Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor at the annual general meeting, and remuneration of the independent auditor shall also be fixed by the Company in the annual general meeting or in such manner as the shareholders may determine. We now hereby propose our board of directors and its audit committee be authorized to determine the remuneration of KPMG Huazhen LLP.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2020 AND THE AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF KPMG HUAZHEN LLP.

PROPOSAL 3

APPROVAL OF, AS A SPECIAL RESOLUTION, THE AMENDMENT AND RESTATEMENT OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY BY REPLACEMENT IN THEIR ENTIRETY WITH A NEW FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO PERMIT COMPLETELY ELECTRONIC AND PARTLY ELECTRONIC AND PARTLY PHYSICAL SHAREHOLDERS’ MEETINGS AND MAKE CERTAIN UPDATES AND EDITORIAL CHANGES AS DETAILED IN THIS PROXY STATEMENT AND SET FORTH IN EXHIBIT A HERETO.

Currently, the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles”) do not expressly permit shareholders’ meetings to be held in completely electronic or partly electronic and partly physical form. Having taken into consideration the disruptions caused by the COVID-19 pandemic and to allow for future flexibility (including allowing the Company to convene shareholders’ meetings in the event of a pandemic or other extraordinary situations), the board of directors of the Company has approved and is recommending to shareholders to approve at the annual general meeting, a special resolution to amend and restate the Memorandum and Articles by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended Memorandum and Articles”) in the form attached as Exhibit A hereto. For the sake of clarity, as the Amended Memorandum and Articles amend and restate the Memorandum and Articles in their entirety, the attached form is not marked to show changes against the Memorandum and Articles. The major amendments of the Amended Memorandum and Articles are set forth as follows, which are not intended to be considered an exhaustive list of changes relative to the Memorandum and Articles:

1.	The following definitions shall be inserted:

“electronic communication”	a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium.

“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“hybrid meeting”

a general meeting convened for the (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

2.	Article 58A shall be inserted as follows:

“All general meetings (including an annual general meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 64A, as a hybrid meeting or as an electronic meeting, as may be determined by the person or persons calling the meeting or, in absence of such determination, as may be determined by the Board in its absolute discretion.”

3.	Article 59(2) shall be amended and replaced in its entirety as follows:

“The Notice shall specify (a) the time and date of the meeting, (b) save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 64A, the principal place of the meeting (the “Principal Meeting Place”), (c) if the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) in case of special business, the general nature of the business.  The Notice convening an annual general meeting shall specify the meeting as such.  Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such Notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding‑up of a Member and to each of the Directors and the Auditors.”

4.	Article 64 shall be amended and replaced in its entirety as follows:

“Subject to Article 64C, the chairman may adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ Notice of the adjourned meeting shall be given specifying the details set out in Article 59(2) but it shall not be necessary to specify in such Notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted.  Save as aforesaid, it shall be unnecessary to give Notice of an adjournment”

5.	Article 64A shall be inserted as follows:

“(1) The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion.  Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2)    All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)	where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)

Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)

where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(d)

if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.”

6.	Article 64B shall be inserted as follows:

“The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.”

7.	Article 64C shall be inserted as follows:

“If it appears to the chairman of the general meeting that:

(a)

the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 64A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period).  All business conducted at the meeting up to the time of such adjournment shall be valid.”

8.	Article 64D shall be inserted as follows:

“The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and  frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held.  Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.”

9.	Article 64E shall be inserted as follows:

“If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members.  Without prejudice to the generality of the foregoing, the person or persons calling the a general meeting or, in default, the

Directors, shall have the power to provide in every Notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice.  This Article shall be subject to the following:

(a)

when a meeting is so postponed, the Company shall endeavour to post a Notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a Notice shall not affect the automatic postponement of a meeting);

(b)	when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(c)

when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 64 through to and including Article 64G, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than forty‑eight (48) hours before the time of the postponed meeting; and

(d)

Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original Notice of general meeting circulated to the Members.”

10.	Article 64F shall be inserted as follows:

“All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so.  Subject to Article 64C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.”

11.	Article 64G shall be inserted as follows:

“Without prejudice to other provisions in Article 64 through to and including Article 64G, a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.”

12.	Article 80 shall be renumbered as Article 80(2) and a new Article 80(1) shall be inserted as follows:

“The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company.  If any document or information sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.”

We are also taking this opportunity to make (i) several updates to allow for postponement in certain circumstances of a general meeting after it has been convened but before it is held, to expressly empower the chairman of a general meeting to take certain actions in order to ensure an orderly general meeting, and to accommodate provisions found in the memorandum and articles of association of similar Cayman Islands exempted companies, and (ii) some editorial changes, in our Amended Memorandums and Articles.

The affirmative vote of not less than two-thirds of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal AS A SPECIAL RESOLUTION.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE AMENDMENT AND RESTATEMENT OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY BY REPLACEMENT IN THEIR ENTIRETY WITH A NEW FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO PERMIT COMPLETELY ELECTRONIC AND PARTLY ELECTRONIC AND PARTLY PHYSICAL SHAREHOLDERS’ MEETINGS AND MAKE CERTAIN UPDATES AND EDITORIAL CHANGES AS DETAILED IN THIS PROXY STATEMENT AND SET FORTH IN EXHIBIT A HERETO.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors, /s/Kevin Xiaofeng Ma
Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

November 5, 2020

Exhibit A

FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION